November 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bernard Nolan

Re:	Ceridian HCM Holding Inc. Registration Statement on Form S-1 Filed on November 9, 2018

Dear Mr. Nolan:

We refer to the registration statement on Form S-1 filed on November 9, 2018 (as amended, the “Registration Statement”) of Ceridian HCM Holding Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share. As representatives of the several underwriters of the proposed public offering by the selling stockholders of up to 12,650,000 shares of the Company’s common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:30 p.m. (Eastern time) on Tuesday, November 13, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 9, 2018, through the date hereof:

Preliminary Prospectus dated November 9, 2018:

50 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Authorized Signatory

As representatives of the several underwriters

[Signature Page to Underwriter Acceleration Request]